EXHIBIT 12
DEAN FOODS COMPANY
Ratio of Earnings to Fixed Charges for the Three Months Ended March 31, 2006 and 2005.

	Three Months Ended March 31
	2006	2005
Income from continuing operations before income taxes	$86,755	$84,991
Fixed charges:
Interest expense	50,215	41,035
Portion of rentals (33%)	11,376	11,157
Capitalized interest	696	893

Total fixed charges	62,287	53,085

Income from continuing operations before income taxes and fixed charges less capitalized interest	$148,346	$137,183

Ratio of earnings to fixed charges	2.38X	2.58X